# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SEELOS THERAPEUTICS, INC., CIK 0001017491
CUSIP: 81577F406
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 300 PARK AVENUE, 2ND FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001595888

## Reporting persons
- JANE STREET GROUP, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,349; sole dispositive power 0; shared dispositive power 38,349; aggregate amount beneficially owned 38,349 (6.6% of the class)
- Jane Street Capital, LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 38,349; sole dispositive power 0; shared dispositive power 38,349; aggregate amount beneficially owned 38,349 (6.6% of the class)

## Item 1. Issuer
Name of issuer: SEELOS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 300 PARK AVENUE, 2ND FLOOR, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing: Jane Street Group, LLC; Jane Street Capital, LLC;
Address of principal business office or, if none, residence:
Jane Street Group, LLC
250 Vesey Street
6th Floor
New York, NY 10281

Jane Street Capital, LLC
250 Vesey Street
6th Floor
New York, NY 10281
Citizenship: See Item 4 of Cover Page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 38349
Percent of class: 6.6%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 38349
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 38349

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
Subsidiary

Jane Street Capital, LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- JANE STREET GROUP, LLC: Tien-Fu Liu, Managing Director (02/14/2025)
- Jane Street Capital, LLC: Tien-Fu Liu, Managing Director (02/14/2025)